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SEC
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MAR 14 2016
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILIAN PARTNERS LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 S. Flagler Drive - Suite 1001
(No. and Street)

West Palm Beach (City) Florida (State) 33401-5415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Donald Denton (561) 833-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, P.C. (212-869-8223)
(Name – *if individual, state last, first, middle name*)

501 Fifth Avenue - 15th Fl (Address), New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

AKB

SD

OATH OR AFFIRMATION

I, Donald W. Denton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chilian Partners, L.P., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

General Partner

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) SSOI SUPPLEMENTAL STATEMENT OF INCOME

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X 10 Day Extension to file to March 14, 2016

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2015

Sidney W. Azriliant, CPA, P.C.

501 Fifth Avenue – 15th Floor

New York, New York 10017

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

March 7, 2016

Independent Auditor's Report

To The Partners of
CHILIAN PARTNERS, L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2015, and the related statements of income, partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS, L.P. as of December 31, 2015, and the results of its operations and its cash flows, for the year then ended in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV, V and VI is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, V and VI has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

SIDNEY W. AZRILIANT, CPA, P.C.



INDEX

EXHIBIT A.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2015

ASSETS	
Cash and Equivalents	$ 851
Long Market Value / Equity Securities	8,415,000
TOTAL ASSETS	$ 8,415,851
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Due To Clearing Broker Clearance Account	$1,747,510
TOTAL LIABILITIES	$1,747,510
Partners Capital Accounts	$6,668,341
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACOUNTS	$8,415,851

EXHIBIT B.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF INCOME

For the Year Ended December 31, 2015

Gross Income	
Net Security Dealer Trading Gains Marked to Market	$ 250,215
TOTAL GROSS INCOME	$250,215
Expenses	
Management Fees -- General Partner (See Notes 3 & 4)	132,870
Miscellaneous Expense	1,266
Professional Fees	25,283
Regulatory Fees and Assessments	1,667
TOTAL EXPENSES	161,086
NET INCOME	**$ 89,129**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

For the Year Ended December 31, 2015

	LIMITED PARTNERS	GENERAL PARTNERS	TOTAL
Balance at January 1, 2014	$ 723,033	$ 6,166,848	$ 6,889,881
Net Income (Exhibit B)	(23,179)	112,309	89,130
Capital Contributions by Partners	-		-
Withdrawals by Partners	-	(310,670)	(310,670)
Balance at December 31, 2014	$ 699,854	$ 5,968,487	$ 6,668,341

The accompanying notes are an integral part of these financial statements.

EXHIBIT D.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

Cash Increase from Operating Activities Net Income (see Exhibit "B")			$ 89,129

Adjustment to Reconcile Net Income (Loss) to Net Cash by Operating Activities:

Net Change in Assets & Liabilities For Year:

	Increase to Cash	Decrease to Cash	
Increase in Due to Broker-Clearance	495,284		
Increase in Securities at Market Value		298,500	
Write off Accrued Divs and Int	24,000		
	519,284	298,500	220,784
Increase in Cash from Operations			309,913

Cash Flows from Financing Activities:		
Net Cash Withdrawals by Partners (see Exhibit "C")	(310,670)	
Net Cash Contributions by Partners (Exhibit "C")		
Decrease in Cash from Financing Activities		(310,670)
Net Decrease in Cash		(757)
		(757)
Cash - Beginning of year		1,608
Cash - End of Year - December 31, 2015		$ 851

The accompanying notes are an integral part of these financial statements.

Supplemental Statement 1

CHILIAN PARTNERS L.P.

(A Limited Partnership)

COMPUTATION OF NET CAPITAL

At December 31, 2015

Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions		$6,668,341
*Haircuts on Securities		2,424,474
Net Capital Per Part IIA -- Page 10	**$**	**4,243,867**

No material difference exists between our audit report for the year ending December 31, 2015 and the Focus Report X-17A-5 as of December 31, 2015.

CHILIAN PARTNERS, L.P.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. **Securities and commodities transactions of the Partnership are recorded on a trade date basis.**

Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

Intangible assets have been fully amortized, using an estimated useful life of five years.

The indirect method was used for preparing the statement of cash flow.

2. **Securities Owned and Securities Sold But Not Yet Purchased.**

Marketable securities owned, and sold but not yet purchased, consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options at Market Value	$8,415,000	NONE

3. **Management Fees.**

Management fees are paid to the General Partner quarterly based upon an annual rate of 2% of the net assets of the Partnership.

4. **Incentive Management Fees.**

Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2015, the general partner received no incentive management fee.

5. **Income Taxes.**

Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

6. **Haircuts on Securities.**

There were two types of Haircuts on Securities Normal Haircuts of $1,262,250 and Undue Concentration Haircuts of $1,162,224 with security position on December 31, 2015.

7. Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for Inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable Inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on more judgment. Those estimated valuations do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, Those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to

reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investments in Securities

7.1 The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

7.2 Fair Value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2015.

	Quoted Prices In Active Markets for (Level 1)	Significant Other Observable (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Assets (at fair value)				
CASH	$851			$851
INVESTMENT IN SECURITIES				
COMMON STOCK	$8,415,000			$8,415,000
TOTAL ASSETS	$8,415,851			$8,415,851
LIABILITIES DUE TO CLEARING BROKER – CLEARANCE ACCOUNT	$1,747,510			$1,747,510

8. Net Capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015 the Company's net capital was approximately $4,243,867.

CHILIAN PARTNERS LP
Exemption Report
December 31, 2015

Chilian Partners LP asserts, to its best knowledge and belief, the following:

(1) Chilian Partners LP, claims an exemption from § 240.15c3-3 under section *(k)(2)(ii)* which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) Chilian Partners LP has met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Chilian Partners LP



General Partner
Date: March 4, 2016

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

March 4, 2016

SECURITIES AND EXCHANGE COMMISSION
and
FINRA

Re: Chilian Partners, L.P.
SEC File No. 8-42750
Audit at 12/31/15

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

Our firm has examined the Exemption Report Section 240.15c3-3 et al prepared by Chilian Partners LP. in accordance with PCAOB standards and find the Exemption Report to be completely true and accurate. This is in addition to all prior reports included in the financial statements.

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2015 nor the prior year, December 31, 2014; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,
SIDNEY W. AZRILIANT, CPA, P.C.



Sidney W. Azriliant


FINRA
Financial Industry Regulatory Authority

Sent First Class U.S. Mail and E-mail to chilianfl@aol.com

February 24, 2016

Mr. Donald William Denton, CEO
Chilian Partners, L.P.
1701 S. Flagler Drive
Suite 1001
West Palm Beach, FL 33401

RE: Chilian Partners, L.P. (CRD No. 27829)
December 31, 2015 Annual Audit Report

Dear Mr. Denton:

In reply to your letter dated February 23, 2016, please be advised that your request for an extension of time in which to file the required annual audited financial report as of **December 31, 2015** pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 14, 2016** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,



Mayte Lujan
Principal Regulatory Coordinator

ML/tvc

cc: Herani Dansamo, FINRA
Department of Financial Operations Policy
Via Email

Eric I. Bustillo, Regional Director
U.S. Securities and Exchange Commission
Miami Regional Office
801 Brickell Ave., Suite 1800
Miami, FL 33131

Chilian Partners Audit Ext Approval 2.24.16 .doc

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2133*********************MIXED AADC 220
042750 FINRA DEC
CHILIAN PARTNERS LP
PO BOX 2685
PALM BEACH FL 33480-2685

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ (939.)

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (939.)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chilian Partners, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

____
(Title)

Dated the 04 day of JANUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 250,215.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	45,265.
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	45,265.
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(240,791)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	(405,107)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(25,283)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ - 0 -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ - 0 -	
Enter the greater of line (i) or (ii)	
Total deductions	(671,181)
2d. SIPC Net Operating Revenues	$ (375,700.)
2e. General Assessment @ .0025	$ (939.)
	(to page 1, line 2.A.)

2015 - SIPC-7

QTRLY TOTALS FOR MARCH, JUNE, SEPT, DEC.		April	June	Sept.	Dec,
2A. Total Revenue	$250,215.90	($458,220.52)	$819,337.14	($528,974.70)	$418,073.98
(Focus line 12/part11 A Line 9, Code 4030)					

2.B			
(1)Total revenues from the sec. business of subsidiaries and predecessors not inlcuded above.	$0.00		
(2)Net loss from principal transactions in securities in trading accts.	$0.00		
(3)Net loss from principal commodities in trading accounts	$0.00		
(4)Interest and dividend expense deducted in determing item 2a	$45,265.12		
(5)Net loss from mgt of or participation in the underwriting or distribution of securities	$0.00		
(6)Expenses other than advertising, printing, etc.	$0.00		
(7) Net loss from securities in investment accounts			
TOTAL ADDITIONS.	$45,265.12		
2.C Deductions			
(1) Revenues from the distribution of shares of a registered open end investment company, etc.	$0.00		
(2)Revenuses from commodity transactions	$0.00		
(3)Commissions, floor brokerage, etc.	($240,791.00)	($240,791.00)	
(4) Reimbursement for postage in connection with proxy solicitation	$0.00	Represents clearing tks, comm	
(5) net gain from securities in investment accounts	($405,107.00)	on options, bonds & equities	
(6)100% of commissions and markups earned from transactions, etc.	$0.00		
(7)Direct expenses legal and accounting	($25,283.09)		
(8)Other revenue not related to securities	$0.00		
(9)(i) Total interest/dividend expense (Focus Line 22 IIA Line 13)	$0.00		
(ii) 40% of interest earned on customer sec.	$0.00		
Enter the greater of line (i) or (ii)			
TOTAL DEDUCTIONS	($671,181.09)		
2D SIPC Net Operating Revenues	($375,700.07)		
2E General Assments @.0025	($939.25)		
Deduction for prepayment for first half of 2015	$0.00		
Amount Due	($939.25)		

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

March 4, 2016

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of CHILIAN PARTNERS, LP for the year ended December 31, 2015. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences.

3. The SIPC assessment for 2014 and 2015 has been paid if any amounts were due.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CHILIAN PARTNERS, L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.



TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

March 4, 2016

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In planning and performing our audit of the financial statements of Chilian Partners, L.P. (the "Company") for the year ended December 31, 2015, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives

of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2015 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

CHILIAN PARTNERS, L.P. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1701 S. FLAGLER DRIVE, SUITE 1001 [20]
(No. and Street)

WEST PALM BEACH [21] FL [22] 33401 [23]
(City) (State) (Zip Code)

SEC. FILE NO.

8-42750 [14]

FIRM ID NO.

27829 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/15 [24]

AND ENDING (MM/DD/YY)

12/31/15 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT(Area code) - Telephone No.

DONALD W. DENTON [30]   (561) 833-2700 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER			
CHILIAN PARTNERS, L.P.	N	3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/15 [99]

SEC FILE NO. 8-42750 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 851	200			$ 851	750
2. Receivables from brokers or dealers:							
A. Clearance account			295				
B. Other			300	$	550		810
3. Receivables from non-customers			355		600		830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
B. Debt securities			419				
C. Options			420				
D. Other securities		8,415,000	424				
E. Spot commodities			430			8,415,000	850
5. Securities and/or other investments not readily marketable:							
A. At cost	$ [130]						
B. At estimated fair value			440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630		880
A. Exempted securities	$ [150]						
B. Other securities	$ [160]						
7. Secured demand notes:			470		640		890
Market value of collateral:							
A. Exempted securities	$ [170]						
B. Other securities	$ [180]						
8. Memberships in exchanges:							
A. Owned, at market	$ [190]						
B. Owned, at cost					650		
C. Contributed for use of the company, at market value					660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.			490		680		920
11. Other assets			535		735		930
12. Total Assets		$ 8,415,851	540	$	740	$ 8,415,851	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P. as of 12/31/15

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account		1,747,510	1114		1315	1,747,510	1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other			1205		1385		1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value					1410		1720
from outsiders	$ [990]						
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 1,747,510	1230	$	1450	$ 1,747,510	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$ 6,668,341	1020	6,668,341	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 6,668,341	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 8,415,851	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P. as of 12/31/15

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 6,668,341	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			6,668,341	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 6,668,341	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 6,668,341	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	1,262,250	3734		
D. Undue concentration	1,162,224	3650		
E. Other (List)		3736	(2,424,474)	3740
10. Net Capital			$ 4,243,867	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P. as of 12/31/15

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description			Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$ 116,501	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 116,501	3760
14.	Excess net capital (line 10 less 13)			$ 4,127,366	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12			$ 4,069,116	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 1,747,510	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 1,747,510	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 41.18	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		418,073	3949
c. Total gain (loss)		418,073	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue	$	418,073	4030

EXPENSES				Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers					4120
11. Other employee compensation and benefits					4115
12. Commissions paid to other brokers-dealers					4140
13. Interest expense					4075
a. Includes interest on accounts subject to subordination agreements		4070			
14. Regulatory fees and expenses					4195
15. Other expenses				32,074	4100
16. Total expenses			$	32,074	4200

NET INCOME				Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	385,999	4210
18. Provision for Federal income taxes (for parent only)					4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	385,999	4230

MONTHLY INCOME	Amount	Code
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(364,005)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P. as of 12/31/15

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained ...... ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

PERSHING LLC 4335 X 4570

D. (k) (3) - Exempted by order of the Commission ...... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

FINRA FORM SIS

SUPPLEMENTAL SCHEDULE TO FOCUS REPORT

Supplemental Inventory Schedule

(Please read Instructions before completing Form)

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P. [13]

SEC FILE NO.: 8-42750 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 1701 S. FLAGLER DRIVE, SUITE 1001 [20] (No. and Street)

FIRM ID NO.: 27829 [15]

WEST PALM BEACH [21] (City) FL [22] (State) 33401 [23] (Zip Code)

12/31/15 [25] FOR PERIOD ENDING (MM/DD/YY)

NAME OF PERSON COMPLETING THIS REPORT: DONALD W. DENTON [11290]

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT: (561) 833-2700 [11291]

Aggregate Securities and Commodities Positions	LONG		SHORT	
1. U.S. Treasury Securities	$	8200	$	8201
2. U.S. Government Agency and U.S. Government – Sponsored Enterprises	$	8210	$	8211
a. Mortgage-Backed Securities issued by U.S. Government Agency and U.S. Government-Sponsored Enterprises	LONG $	18001	SHORT $	18002
b. Debt Securities issued by U.S. Government Agency and U.S. Government-Sponsored Enterprises	$	18003	$	18004
3. Securities issued by States and Political Subdivisions in the U.S.	$	8220	$	8221
4. Foreign securities:				
a. Debt securities	$	8230	$	8231
b. Equity securities	$	8235	$	8236
5. Money Market Instruments	$	8240	$	8241
6. Private-Label Mortgage-Backed Securities	$	8250	$	8251
7. Other Asset-Backed Securities	$	8260	$	8261
8. Corporate Obligations	$	8270	$	8271
9. Stocks and Warrants (other than arbitrage positions)	$ 8,415,000	8280	$	8281
10. Arbitrage	$	8290	$	8291
11. Derivatives including Options:	$	8295	$	8296
a. Centrally Cleared (See instructions)	LONG		SHORT	
1. Options	$	18005	$	18006
2. Forward Settling and Delayed Delivery Transactions	$	18007	$	18008
3. Security-Based Swaps and Swaps	$	18009	$	18010
4. Futures	$	18011	$	18012
5. Other	$	18013	$	18014
b. All Other (See Instructions)				
1. Options	$	18100	$	18101
2. Forward Settling and Delayed Delivery Transactions	$	18102	$	18103
3. Security-Based Swaps and Swaps	$	18104	$	18105
4. Other	$	18106	$	18107
12. Spot Commodities	$	8330	$	8331
13. Securities with no ready market:				
a. Equity	$	8340	$	8341
b. Debt	$	8345	$	8346
c. Other (include limited partnership interests)	$	8350	$	8351
14. Other Securities or Commodities	$	8360	$	8361
15. Total	$ 8,415,000	8370	$	8371

FORM CUSTODY

FORM CUSTODY FOR BROKER-DEALERS

(Please read instructions before preparing Form)

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P. [13]

SEC FILE NO.: 8-42750 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 1701 S. FLAGLER DRIVE, SUITE 1001 [20] (No. and Street)

FIRM ID NO.: 27829 [15]

WEST PALM BEACH [21] (City) FL [22] (State) 33401 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/15 [24]

AND ENDING (MM/DD/YY): 12/31/15 [25]

NAME OF PERSON COMPLETING THIS REPORT: DONALD W. DENTON [11290]

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT: (561) 833-2700 [11291]

Item 1. A. Does the broker-dealer introduce customer accounts on a fully disclosed basis to another broker-dealer? Y [20000]

B. If the answer to question 1.A is "yes," identify below the broker-dealer(s) (by name, SEC No., and CRD No.) to which the customer accounts are introduced on a fully disclosed basis:

	Name		SEC No.		CRD No.	
1	PERSHING LLC	20001	8-17574	20002	7560	20003
2		20004		20005		20006
3		20007		20008		20009
4		20010		20011		20012
5		20013		20014		20015
6		20016		20017		20018
7		20019		20020		20021
8		20022		20023		20024
9		20025		20026		20027
10		20028		20029		20030

Item 2. A. Does the broker-dealer introduce customer accounts to another broker-dealer on an omnibus basis? N [20100]

B. If the answer to question 2.A is "yes," identify below the broker-dealer(s) (by name, SEC No., and CRD No.) to which the accounts are introduced on an omnibus basis:

	Name		SEC No.		CRD No.	
1		20101		20102		20103
2		20104		20105		20106
3		20107		20108		20109
4		20110		20111		20112
5		20113		20114		20115
6		20116		20117		20118
7		20119		20120		20121
8		20122		20123		20124
9		20125		20126		20127
10		20128		20129		20130

Item 3. A. Does the broker-dealer carry securities accounts (i.e., accounts that are not introduced on a fully disclosed basis to another broker-dealer) for customers? N [20200]

B. Does the broker-dealer carry securities accounts (i.e., accounts that are not introduced on a fully disclosed basis to any other broker-dealer) for non-customers? N [20201]

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER — For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

CHILIAN PARTNERS, L.P. — Number of months included in this statement 3 [3931]

Item 3. C. Location of Securities (if the answer to question 3.A and/or 3.B is "yes")

i. Indicate in the chart below the types of U.S. locations used by the broker-dealer to hold securities that it carries by checking each box in the first column that applies. For each type of location selected, indicate in the third column the frequency (e.g., daily, weekly, monthly, quarterly, semi-annually, annually) with which the broker-dealer performs a reconciliation between the information on its stock record and information about the securities provided by the location:

	Location	Reconciliation Frequency	
[ ] 20202	The broker-dealer's vault		20203
[ ] 20205	U.S. broker-dealer(s)		20206
[ ] 20208	The Depository Trust Company		20209
[ ] 20211	The Options Clearing Corporation		20212
[ ] 20214	U.S. bank(s)		20215
[ ] 20217	Transfer agents of mutual fund(s) under the Investment Company Act		20218

If 'Other' Reconciliation Frequency selected, please describe: ____ [20204]

ii. Indicate in the chart below the types of U.S. locations not identified in Item 3.C.i used by the broker-dealer to hold securities that it carries by describing the type of entity in the first column. For each type of location, indicate in the second column the frequency (e.g., daily, weekly, monthly, quarterly, semi-annually, annually) with which the broker-dealer performs a reconciliation between the information on its stock record and information about the securities provided by location:

	Other Types of U.S. Locations		Reconciliation Frequency	
1.		20230		20231
2.		20233		20234
3.		20236		20237
4.		20239		20240
5.		20242		20243
6.		20245		20246
7.		20248		20249
8.		20251		20252
9.		20254		20255
10.		20257		20258

If 'other' Reconciliation Frequency selected, please describe: ____ [20232]

iii. Indicate in the chart below the types of foreign locations used by the broker-dealer to hold securities that it carries by describing the type of location in the first column. For each type of location indicate in the second column the frequency (e.g., daily, weekly, monthly, quarterly, semi-annually, annually) with which the broker-dealer performs a reconciliation between the information on its stock record and information about the securities provided by the location:

	Non-U.S. Locations		Reconciliation Frequency	
1.		20260		20261
2.		20263		20264
3.		20266		20267
4.		20269		20270
5.		20272		20273
6.		20275		20276
7.		20278		20279
8.		20281		20282
9.		20284		20285
10.		20287		20288

If 'other' Reconciliation Frequency selected, please describe: ____ [20262]

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

Item 3. D. Securities and Cash Carried for the Accounts of Customers (if the answer to question 3.A is "yes")

i. Indicate by checking the appropriate boxes on the chart below the types and approximate market value of securities that are carried by the broker-dealer for the accounts of customers:

Type of Securities	Select Market Value Range
[ ] 20300 U.S. Equity Securities	______ 20301
[ ] 20310 Foreign Equity Securities	______ 20311
[ ] 20320 U.S. Listed Options	______ 20321
[ ] 20330 Foreign Listed Options	______ 20331
[ ] 20340 Domestic Corporate Debt	______ 20341
[ ] 20350 Foreign Corporate Debt	______ 20351
[ ] 20360 U.S. Public Finance Debt	______ 20361
[ ] 20370 Foreign Public Finance Debt	______ 20371
[ ] 20380 U.S. Government Debt	______ 20381
[ ] 20390 Foreign Sovereign Debt	______ 20391
[ ] 20400 U.S. Structured Debt	______ 20401
[ ] 20410 Foreign Structured Debt	______ 20411
[ ] 20420 U.S. Mutual Funds	______ 20421
[ ] 20430 Foreign Mutual Funds	______ 20431
[ ] 20440 U.S. Exchange Traded Funds	______ 20441
[ ] 20450 Foreign Exchange Traded Funds	______ 20451
[ ] 20460 U.S. Private Funds	______ 20461
[ ] 20470 Foreign Private Funds	______ 20471
[ ] 20480 Other	______ 20481

ii. Has the broker-dealer recorded all securities it carries for the accounts of customers on its stock record? [ ] 20490

If the answer is "no," explain in the space provided why the broker-dealer has not recorded such securities on its stock record and provide the approximate U.S. dollar market value of such unrecorded securities:

Market Value: $ ______ [20491]

Explanation: ______ [20492]

iii. Indicate in the chart below each process used by the broker-dealer with respect to free credit balances in cash accounts it holds for customers by checking all the boxes that apply and providing applicable information:

Process

- [ ] 20493 Included in a computation under Rule 15c3-3(e)
- [ ] 20494 Held in a bank account under Rule 15c3-3(k)(2)(i)
- [ ] 20495 Swept to a U.S. bank
- [ ] 20496 Swept to a U.S. money market fund
- [ ] 20497 Other (Briefly describe in the space provided below)

______ [20498]

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

Item 3. E. Securities and Cash Carried for the Accounts of Non-customers (if the answer to question 3.B is "yes")

i. Indicate by checking the appropriate boxes on the chart below the types and approximate market value of securities that are carried by the broker-dealer for the accounts of non-customers:

Type of Securities	Select Market Value Range
[ ] 20500 U.S. Equity Securities	______ 20501
[ ] 20510 Foreign Equity Securities	______ 20511
[ ] 20520 U.S. Listed Options	______ 20521
[ ] 20530 Foreign Listed Options	______ 20531
[ ] 20540 Domestic Corporate Debt	______ 20541
[ ] 20550 Foreign Corporate Debt	______ 20551
[ ] 20560 U.S. Public Finance Debt	______ 20561
[ ] 20570 Foreign Public Finance Debt	______ 20571
[ ] 20580 U.S. Government Debt	______ 20581
[ ] 20590 Foreign Sovereign Debt	______ 20591
[ ] 20600 U.S. Structured Debt	______ 20601
[ ] 20610 Foreign Structured Debt	______ 20611
[ ] 20620 U.S. Mutual Funds	______ 20621
[ ] 20630 Foreign Mutual Funds	______ 20631
[ ] 20640 U.S. Exchange Traded Funds	______ 20641
[ ] 20650 Foreign Exchange Traded Funds	______ 20651
[ ] 20660 U.S. Private Funds	______ 20661
[ ] 20670 Foreign Private Funds	______ 20671
[ ] 20680 Other	______ 20681

ii. Has the broker-dealer recorded all securities it carries for the accounts of non-customers on its stock record? [ ] 20690

If the answer is "no," explain in the space provided why the broker-dealer has not recorded such securities on its stock record and provide the approximate total U.S. dollar market value of such unrecorded securities:

Market Value: $ ______ 20691

Explanation: ______ 20692

iii. Indicate in the chart below each process used by the broker-dealer with respect to free credit balances in the securities accounts of non-customers by checking all the boxes that apply and providing applicable information:

Process

[ ] 20693 Included in a reserve computation

[ ] 20694 Swept to a U.S. bank

[ ] 20695 Swept to a U.S. money market fund

[ ] 20696 Other (Briefly describe in the space provided below)

______ 20697

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

Item 4. Acting as a Carrying Broker-Dealer for Other Broker-Dealers

A. On a fully disclosed basis

i. Does the broker-dealer carry customer accounts for another broker-dealer(s) on a fully disclosed basis? N [20700]

ii. If the answer to question 4.A.i is "yes," indicate the number of broker-dealers: ______ [20701]

iii. If the answer to question 4.A.i is "yes," identify any of these broker-dealers that are affiliates of the broker-dealer by name, CRD No., and "SEC File No.":

	Broker-dealer Name [20702]	CRD No. [20703]	SEC No. [20704]
1			
2			
3			
4			
5			
6			
7			
8			
9			
10			

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

Item 4. Acting as a Carrying Broker-Dealer for Other Broker-Dealers

B. On an omnibus basis

i. Does the broker-dealer carry customer accounts for another broker-dealer(s) on an omnibus basis? N [20800]

ii. If the answer to question 4.B.i is "yes," indicate the number of broker-dealers: ____ [20801]

iii. If the answer to question 4.B.i is "yes," identify any of these broker-dealers that are affiliates of the broker-dealer by name, CRD No., and "SEC File No.":

	Broker-dealer Name [20802]	CRD No. [20803]	SEC No. [20804]
1			
2			
3			
4			
5			
6			
7			
8			
9			
10			

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

Item 5. A. Does the broker-dealer send trade confirmations directly to customers and other accountholders? N [20900]

B. If the answer to question 5.A is "no," who sends the trade confirmations to customers and other accountholders?

DO NOT CARRY CUSTOMER ACCOUNTS [20901]

Item 6. A. Does the broker-dealer send account statements directly to customers and other accountholders? N [20902]

B. If the answer to question 6.A is "no," who sends the account statements to customers and other accountholders?

DO NOT CARRY CUSTOMER ACCOUNTS [20903]

C. Does the broker-dealer send account statements to anyone other than the beneficial owner of the account? N [20904]

Item 7. A. Does the broker-dealer provide customers and other accountholders with electronic access to information about the securities and cash positions in their accounts? N [20905]

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

Item 8. A. Is the broker-dealer also registered as an investment adviser:

i. With the SEC under the Investment Advisers Act of 1940? N [20906]

ii. With one or more U.S. states under the laws of the state? N [20907]

If the answer to question 8.A.i or 8.A.ii is "yes," answer each of the following items:

B. Provide the number of investment adviser clients: 0 [20908]

C. Complete the following chart concerning the custodians of investment adviser client assets if any (including, if applicable, the broker-dealer):

Column 1: The name of the custodian
Column 2: The identity of the custodian by SEC File No. or CRD No. (if applicable)
Column 3: Whether the broker-dealer/investment adviser has the authority to effect transactions in these advisory client accounts at the custodian
Column 4: Whether the broker-dealer/investment adviser has the authority to withdraw funds and securities out of any accounts at the custodian
Column 5: Whether the custodian sends account statements directly to the investment adviser clients
Column 6: Whether the investment adviser client assets are on the broker-dealer's stock record

	1. Name of the Custodian [20910]	2A. SEC No. [20911]	2B. CRD No. [20912]	3. Auth To Effect Trans? [20913]	4. Auth To W/D Funds/ Sec? [20914]	5. Cust sends Stmt? [20915]	6. Client Assets on Stock Record? [20916]
1				☐	☐	☐	☐
2				☐	☐	☐	☐
3				☐	☐	☐	☐
4				☐	☐	☐	☐
5				☐	☐	☐	☐
6				☐	☐	☐	☐
7				☐	☐	☐	☐
8				☐	☐	☐	☐
9				☐	☐	☐	☐
10				☐	☐	☐	☐

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

Item 9. A. Is the broker-dealer an affiliate of an investment adviser? N [21010]

B. i. If the answer to Item 9.A. is "yes," does the broker-dealer have custody of client assets of the adviser? [21011]

ii. If the answer to Item 9.B.i is "yes" indicate the approximate U.S. dollar market value of the adviser client assets of which the broker-dealer has custody: $ ________ [21012]

FINRA FORM SSOI

SUPPLEMENTAL STATEMENT OF INCOME

(Please read instructions before preparing Form)

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P. [13]

SEC. FILE NO.: 8-42750 [14]

FIRM ID NO.: 27829 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 1701 S. FLAGLER DRIVE, SUITE 1001 [20] (No. and Street)

WEST PALM BEACH [21] (City) FL [22] (State) 33401 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/15 [24]

AND ENDING (MM/DD/YY): 12/31/15 [25]

NAME OF PERSON COMPLETING THIS REPORT: DONALD W. DENTON [11290]

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT: (561) 833-2700 [11291]

REVENUE

1. Commissions

Item	Amount	Code
A. Listed Equities, ETFs and Closed End Funds Executed on an Exchange	$	13935
B. Exchange Listed Equity Securities Executed OTC	$	13937
C. U.S. Government and Agencies	$	11001
D. Foreign Sovereign debt	$	11002
E. Corporate debt	$	11003
F. Mortgage Backed and Other Asset Backed Securities	$	11004
G. Municipals	$	11005
H. Listed Options	$	13938
I. OTC Options	$	11006
J. All Other Securities Commissions	$	13939
K. Commodity Transactions	$	13991
L. Foreign Exchange	$	11007
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-L)	$	11008
1. Is any portion of Item M related to municipal securities? [ ] 11009		
Total Commissions:	$	13940

2. Revenue from Sale of Investment Company Shares

Item	Amount	Code
2. Revenue from Sale of Investment Company Shares	$	13970

3. Revenue from Sale of Insurance Based Products

Item	Amount	Code
A. Variable Contracts	$	11020
B. Non-Securities Insurance Based Products	$	11021
C. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-B)	$	11022
Total Revenue From Sale of Insurance Based Products:	$	11029

4. Gains or Losses on Derivative Trading Desks

Item	Amount	Code
A. Interest Rate/Fixed Income Products	$	13921
B. Currency	$	13922
C. Equity Products	$	13923
D. Commodity Products	$	13924
E. Other	$	13925
Total Gains or Losses on Derivative Trading Desks:	$	13926

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

Item			Code
5. Net Gains or Losses on Principal Trades			
A. Equities, ETFs and Closed End Funds. Includes Dividends:	[ ] 11030	$	13903
B. U.S. Government and Agencies. Includes interest:	[ ] 11031	$	11032
C. Foreign Sovereign Debt. Includes interest:	[ ] 11033	$	11034
D. Corporate Debt. Includes interest:	[ ] 11035	$	11036
E. Mortgage-Backed and Other Asset-Backed Securities. Includes interest	[ ] 11037	$	11038
F. Municipals. Includes interest:	[ ] 11039	$	13901
G. Foreign Exchange		$	13902
H. Listed Options		$	11040
I. OTC Options		$	11041
J. Securities Based Swaps		$	11042
K. All Other Swaps		$	11043
L. Futures		$	11044
M. Commodity Transactions		$	13904
N. Other		$	13951
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N).		$	11045
1. Is any portion of Item O related to municipal securities?	[ ] 11046		
Total Net Gains or Losses on Principal Trades:		$	13950
6. Capital Gains (Losses) on Firm Investments		$ 418,073	13952
Includes Dividends and/or Interest:	N 11053		
7. Interest / Rebate / Dividend Income			
A. Securities Borrowings		$	11060
B. Reverse Repurchase Transactions		$	11061
C. Margin Interest		$	13960
D. Interest earned from customer bank sweep (FDIC insured products) programs		$	11062
E. Interest earned from customer fund sweeps into '40 Act Investments		$	11063
F. Interest and/or Dividends on Securities held in Firm Inventory (not reported in Sections 4 or 5)		$	11064
G. Other Interest		$	13953
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-G)		$	11065
Total Interest / Rebate / Dividend Income:		$	11069
8. Revenue from Underwritings and Selling Group Participation			
A. Municipal Offerings.		$	11070
B. Registered Offerings			
1. Offerings other than self or affiliate. Excludes municipals		$	11071
2. Offerings, self or affiliate. Excludes municipals		$	11072
Total Revenue from Registered Offerings:		$	11079

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

C. Unregistered Offerings (Excludes municipal offerings) Sections below refer to Operational Page - See Instructions

Did the broker or dealer filing this report participate in the sale of any unregistered offering during the reporting period for which it received no compensation? .... N [11080]

1. Unregistered offerings, other than self or affiliate offerings. Section 1	$		[11081]
2. Unregistered offerings, self or affiliate offerings. Section 2	$		[11082]
Total Revenue from Unregistered Offerings:	$		[11089]
Total Revenue from Underwritings and Selling Group Participation:	$		[13955]
9. Fees Earned			
A. Fees earned from affiliated entities	$		[11090]
B. Investment Banking Fees; M&A Advisory	$		[11091]
C. Account Supervision and Investment Advisory Services	$		[13975]
D. Administrative Fees	$		[11092]
E. Revenue from Research Services	$		[13980]
F. Rebates from Exchanges, ECNs, and ATSs	$		[11093]
G. 12b-1 Fees	$		[11094]
H. Mutual Fund Revenue other than Concessions or 12b-1 Fees	$		[11095]
I. Execution Services	$		[11096]
J. Clearing Services	$		[11097]
K. Fees earned on customer bank sweep (FDIC insured products) programs	$		[11098]
L. Fees earned from sweep programs into '40 Act Investments	$		[11099]
M. Networking Fees from '40 Act Companies	$		[11100]
N. Other Fees	$		[11101]
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)	$		[11102]
Total Fees Earned:	$		[11109]
10. Commodities Revenue	$		[13990]
11. Other Revenue			
A. Total Revenue from sale of Certificates of Deposit (CDs) issued by an affiliate	$		[11126]
B. Other Revenue	$		[13995]

If Other Revenue line [13995] is greater than both 10% of Total Revenue line [14030] and $5,000, provide a description of the 3 largest components of Other Revenue, along with the associated revenue for each.

B-1. Description of : 1st largest component of Other Revenue:	[11120]	$		[11121]
B-2. Description of : 2nd largest component of Other Revenue:	[11122]	$		[11123]
B-3. Description of : 3rd largest component of Other Revenue:	[11124]	$		[11125]

Total Revenue: $ 418,073 [14030]

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER	For the period (MMDDYY) from	10/01/15	3932	to	12/31/15	3933
CHILIAN PARTNERS, L.P.	Number of months included in this statement				3	3931

EXPENSES

Item			Code
12. Compensation Expenses			
A. Registered Representatives Compensation	$		14110
B. Compensation paid to all other revenue producing personnel	$		14040
C. Compensation paid to non-revenue producing personnel (including temporary personnel)	$		11200
D. Bonuses	$		11201
E. Other compensation expenses	$		11202
F. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-E)	$		11203
Total Compensation Expenses:	$		11209
13. Commission, Clearance and Custodial Expenses			
A. Floor brokerage and fees paid	$		14055
B. Amounts paid to Exchanges, ECNs, and ATSs	$		14145
C. Clearance Fees Paid to broker-dealers	$		11210
D. Clearance Fees Paid to non-broker-dealers	$		14135
E. Commission Paid to other broker-dealers	$		14140
F. 12b-1 Fees	$		11211
G. Custodial Fees	$		11212
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$		11213
Total Commission, Clearance and Custodial Fees:	$		11219
14. Expenses Incurred on Behalf of Affiliates and Others			
A. Soft dollar expenses	$		11220
B. Rebates/Recapture of commissions	$		11221
Total Expenses incurred on Behalf of Affiliates and Others:	$		11229
15. Interest and Dividend Expenses			
A. Interest paid on bank loans	$		11230
B. Interest paid on debt instruments where broker-dealer is the obligor, including subordination agreements	$		11231
C. Interest paid on customer balances	$		11232
D. Interest paid on Securities Loaned transactions	$		11233
E. Interest paid on Repurchase Agreements	$		11234
F. Interest and/or Dividends on Short Securities Inventory	$		11235
G. Other interest expenses	$		11236
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$		11237
Total Interest and Dividend Expenses:	$		14075
16. Fees Paid to Third Party Service Providers			
A. To Affiliates	$		11240
B. To Third Parties	$		11241
Total Fees Paid to Third Party Service Providers:	$		11249

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER	For the period (MMDDYY) from	10/01/15	3932	to 12/31/15	3933
CHILIAN PARTNERS, L.P.	Number of months included in this statement			3	3931

17. General, Administrative, Regulatory and Miscellaneous Expenses

Item		Amount	Code
A. Finders' Fees	$		11250
B. Technology, data and communication costs	$		14060
C. Research	$		11251
D. Promotional Fees	$		14150
E. Travel and Entertainment	$		11252
F. Occupancy and equipment expenses	$		14080
G. Non-recurring charges	$		14190
H. Regulatory Fees	$		14195
I. Professional Service Fees	$		11253
J. Litigation, arbitration, settlement, restitution and rescission, and related outside counsel legal fees	$		11254
K. Losses in error accounts and bad debts	$		14170
L. State and local income taxes	$		11255
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-L)	$		11256
Total General, Administrative, Regulatory and Miscellaneous Expenses:	$		11269

18. Other Expenses

Item		Amount	Code
A. Other Expenses	$	32,074	14100

If Other Expenses line 14100 is greater than both 10% of Total Expenses line 14200 and $5,000, provide a description of the 3 largest components of Other Expenses, along with the associated expense for each.

Description	Code		Amount	Code
A-1. Description of : 1st largest component of Other Expenses: MANAGEMENT FEE	11280	$	31,830	11281
A-2. Description of : 2nd largest component of Other Expenses:	11282	$		11283
A-3. Description of : 3rd largest component of Other Expenses:	11284	$		11285
Total Expenses:		$	32,074	14200

NET INCOME

19. Net Income

Item		Amount	Code
A. Income (loss) before Federal income taxes and items below	$	385,999	14210
B. Provision for Federal income taxes (for parent only)	$	0	14220
C. Equity in earnings (losses) of unconsolidated subsidiaries not included above	$	0	14222
D. Extraordinary gains (losses)	$	0	14224
E. Cumulative effect of changes in accounting principles	$	0	14225
F. Net income (loss) after Federal income taxes and extraordinary items	$	385,999	14230

FINRA FORM SSOI

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

(Please read instructions before preparing Form)

SECTION 1: Unregistered offerings other than self or affiliate offerings

For each offering in which the firm participated in the Reporting Period, provide the following information. If firm engaged in more than five (5) such offerings during the Reporting Period,list the five (5) largest offerings in terms of total securities sold by dollar amount in descending order.

1. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ______ [11310]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): . . . . ______ [11311]

C. Industry Group (Select One): . . . . ______ [11312]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) . . . . [ ] [11313]
- Rule 504(b)(1)(i) . . . . [ ] [19000]
- Rule 504(b)(1)(ii) . . . . [ ] [19001]
- Rule 504(b)(1)(iii) . . . . [ ] [19002]
- Rule 505 . . . . [ ] [19003]
- Rule 506 . . . . [ ] [19004]
- Securities Act Section 4(5) . . . . [ ] [19005]
- Investment Company Act Section 3(c) . . . . [ ] [19006]
- Other . . . . [ ] [19007]

E. Type(s) of Securities Offered (Select all that apply):

- Equity . . . . [ ] [11314]
- Debt . . . . [ ] [19010]
- Option, Warrant or Other Right to Acquire Another Security . . . . [ ] [19011]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security . . . . [ ] [19012]
- Pooled Investment Fund Interests . . . . . [ ] [19013]
- Tenant-in-Common Securities . . . . [ ] [19014]
- Mineral Property Securities . . . . [ ] [19015]
- Other . . . . [ ] [19016]

F. Minimum Investment accepted from any outside investor: . . . . $ ______ [11315]

G. Total Offering Amount in dollars: . . . . $ ______ [11316]

or check "Indefinite" . . . . Indefinite [ ] [11317]

H. Total amount in dollars of securities sold during the reporting period by the member: . . . . . . $ ______ [11318]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: . . . . ______ [11319]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: . . . . $ ______ [11320]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

2. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ______ [11330]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11331]

C. Industry Group (Select One): .... ______ [11332]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11333]
- Rule 504(b)(1)(i) .... [ ] [19020]
- Rule 504(b)(1)(ii) .... [ ] [19021]
- Rule 504(b)(1)(iii) .... [ ] [19022]
- Rule 505 .... [ ] [19023]
- Rule 506 .... [ ] [19024]
- Securities Act Section 4(5) .... [ ] [19025]
- Investment Company Act Section 3(c) .... [ ] [19026]
- Other.......................... [ ] [19027]

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [ ] [11334]
- Debt .... [ ] [19030]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19031]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19032]
- Pooled Investment Fund Interests ..... [ ] [19033]
- Tenant-in-Common Securities .... [ ] [19034]
- Mineral Property Securities .... [ ] [19035]
- Other .... [ ] [19036]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11335]

G. Total Offering Amount in dollars: .... $ ______ [11336]

or check "Indefinite" .... Indefinite [ ] [11337]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11338]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11339]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11340]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

3. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ____ [11350]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____ [11351]

C. Industry Group (Select One): .... ____ [11352]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	[ ] 11353
Rule 504(b)(1)(i)	[ ] 19040
Rule 504(b)(1)(ii)	[ ] 19041
Rule 504(b)(1)(iii)	[ ] 19042
Rule 505	[ ] 19043
Rule 506	[ ] 19044
Securities Act Section 4(5)	[ ] 19045
Investment Company Act Section 3(c)	[ ] 19046
Other..........................	[ ] 19047

E. Type(s) of Securities Offered (Select all that apply):

Equity...........................	[ ] 11354
Debt	[ ] 19050
Option, Warrant or Other Right to Acquire Another Security	[ ] 19051
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	[ ] 19052
Pooled Investment Fund Interests	[ ] 19053
Tenant-in-Common Securities	[ ] 19054
Mineral Property Securities	[ ] 19055
Other	[ ] 19056

F. Minimum Investment accepted from any outside investor: .... $ ____ [11355]

G. Total Offering Amount in dollars: .... $ ____ [11356]

or check "Indefinite" .... Indefinite [ ] [11357]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____ [11358]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____ [11359]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____ [11360]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

4. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ______ [11370]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11371]

C. Industry Group (Select One): .... ______ [11372]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11373]
- Rule 504(b)(1)(i) .... [ ] [19060]
- Rule 504(b)(1)(ii) .... [ ] [19061]
- Rule 504(b)(1)(iii) .... [ ] [19062]
- Rule 505 .... [ ] [19063]
- Rule 506 .... [ ] [19064]
- Securities Act Section 4(5) .... [ ] [19065]
- Investment Company Act Section 3(c) .... [ ] [19066]
- Other......................... [ ] [19067]

E. Type(s) of Securities Offered (Select all that apply):

- Equity......................... [ ] [11374]
- Debt .... [ ] [19070]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19071]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19072]
- Pooled Investment Fund Interests ..... [ ] [19073]
- Tenant-in-Common Securities .... [ ] [19074]
- Mineral Property Securities .... [ ] [19075]
- Other .... [ ] [19076]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11375]

G. Total Offering Amount in dollars: .... $ ______ [11376]

or check "Indefinite" .... Indefinite [ ] [11377]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11378]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11379]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11380]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

5. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ____ [11390]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____ [11391]

C. Industry Group (Select One): .... ____ [11392]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11393]
- Rule 504(b)(1)(i) .... [ ] [19080]
- Rule 504(b)(1)(ii) .... [ ] [19081]
- Rule 504(b)(1)(iii) .... [ ] [19082]
- Rule 505 .... [ ] [19083]
- Rule 506 .... [ ] [19084]
- Securities Act Section 4(5) .... [ ] [19085]
- Investment Company Act Section 3(c) .... [ ] [19086]
- Other.......................... [ ] [19087]

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [ ] [11394]
- Debt .... [ ] [19090]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19091]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19092]
- Pooled Investment Fund Interests ..... [ ] [19093]
- Tenant-in-Common Securities .... [ ] [19094]
- Mineral Property Securities .... [ ] [19095]
- Other .... [ ] [19096]

F. Minimum Investment accepted from any outside investor: .... $ ____ [11395]

G. Total Offering Amount in dollars: .... $ ____ [11396]

or check "Indefinite" .... Indefinite [ ] [11397]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____ [11398]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____ [11399]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____ [11400]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

SECTION 2: Unregistered offerings; self or affiliate offerings

For each offering in which the firm participated in the Reporting Period, provide the following information. If firm engaged in more than five (5) such offerings during the Reporting Period,list the five (5) largest offerings in terms of total securities sold by dollar amount in descending order.

6. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11410]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11411]

C. Industry Group (Select One): .... ______ [11412]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) .... [11413]
- Rule 504(b)(1)(i)................... [19100]
- Rule 504(b)(1)(ii)................... [19101]
- Rule 504(b)(1)(iii).................. [19102]
- Rule 505 .... [19103]
- Rule 506 .... [19104]
- Securities Act Section 4(5) .... [19105]
- Investment Company Act Section 3(c) .... [19106]
- Other.......................... [19107]

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [11414]
- Debt .... [19110]
- Option, Warrant or Other Right to Acquire Another Security .... [19111]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [19112]
- Pooled Investment Fund Interests ..... [19113]
- Tenant-in-Common Securities .... [19114]
- Mineral Property Securities .... [19115]
- Other .... [19116]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11415]

G. Total Offering Amount in dollars: .... $ ______ [11416]

or check "Indefinite" .... Indefinite [11417]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11418]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11419]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11420]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11421]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

7. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11430]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): ______ [11431]

C. Industry Group (Select One): ______ [11432]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) [ ] [11433]
- Rule 504(b)(1)(i) [ ] [19120]
- Rule 504(b)(1)(ii) [ ] [19121]
- Rule 504(b)(1)(iii) [ ] [19122]
- Rule 505 [ ] [19123]
- Rule 506 [ ] [19124]
- Securities Act Section 4(5) [ ] [19125]
- Investment Company Act Section 3(c) [ ] [19126]
- Other [ ] [19127]

E. Type(s) of Securities Offered (Select all that apply):

- Equity [ ] [11434]
- Debt [ ] [19130]
- Option, Warrant or Other Right to Acquire Another Security [ ] [19131]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security [ ] [19132]
- Pooled Investment Fund Interests [ ] [19133]
- Tenant-in-Common Securities [ ] [19134]
- Mineral Property Securities [ ] [19135]
- Other [ ] [19136]

F. Minimum Investment accepted from any outside investor: $ ______ [11435]

G. Total Offering Amount in dollars: $ ______ [11436]
or check "Indefinite" Indefinite [ ] [11437]

H. Total amount in dollars of securities sold during the reporting period by the member: $ ______ [11438]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: ______ [11439]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: $ ______ [11440]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ______ [11441]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

9. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11470]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): . . . . ______ [11471]

C. Industry Group (Select One): . . . . ______ [11472]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) . . . . . . [ ] [11473]
- Rule 504(b)(1)(i) . . . . [ ] [19160]
- Rule 504(b)(1)(ii) . . . . [ ] [19161]
- Rule 504(b)(1)(iii) . . . . [ ] [19162]
- Rule 505 . . . . [ ] [19163]
- Rule 506 . . . . [ ] [19164]
- Securities Act Section 4(5) . . . . [ ] [19165]
- Investment Company Act Section 3(c) . . . . [ ] [19166]
- Other. . . . . [ ] [19167]

E. Type(s) of Securities Offered (Select all that apply):

- Equity. . . . . [ ] [11474]
- Debt . . . . [ ] [19170]
- Option, Warrant or Other Right to Acquire Another Security . . . . [ ] [19171]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security . . . . [ ] [19172]
- Pooled Investment Fund Interests . . . . . [ ] [19173]
- Tenant-in-Common Securities . . . . [ ] [19174]
- Mineral Property Securities . . . . [ ] [19175]
- Other . . . . [ ] [19176]

F. Minimum Investment accepted from any outside investor: . . . . $ ______ [11475]

G. Total Offering Amount in dollars: . . . . $ ______ [11476]

or check "Indefinite" . . . . Indefinite [ ] [11477]

H. Total amount in dollars of securities sold during the reporting period by the member: . . . . . . $ ______ [11478]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: . . . . ______ [11479]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: . . . . $ ______ [11480]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): . . . ______ [11481]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

8. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11450]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11451]

C. Industry Group (Select One): .... ______ [11452]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	[ ] 11453
Rule 504(b)(1)(i)	[ ] 19140
Rule 504(b)(1)(ii)	[ ] 19141
Rule 504(b)(1)(iii)	[ ] 19142
Rule 505	[ ] 19143
Rule 506	[ ] 19144
Securities Act Section 4(5)	[ ] 19145
Investment Company Act Section 3(c)	[ ] 19146
Other..........................	[ ] 19147

E. Type(s) of Securities Offered (Select all that apply):

Equity..........................	[ ] 11454
Debt	[ ] 19150
Option, Warrant or Other Right to Acquire Another Security	[ ] 19151
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	[ ] 19152
Pooled Investment Fund Interests	[ ] 19153
Tenant-in-Common Securities	[ ] 19154
Mineral Property Securities	[ ] 19155
Other	[ ] 19156

F. Minimum Investment accepted from any outside investor: .... $ ______ [11455]

G. Total Offering Amount in dollars: .... $ ______ [11456]

or check "Indefinite" .... Indefinite [ ] [11457]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11458]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11459]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11460]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11461]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

10. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ____ [11490]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____ [11491]

C. Industry Group (Select One): .... ____ [11492]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [11493]
- Rule 504(b)(1)(i) .... [19180]
- Rule 504(b)(1)(ii) .... [19181]
- Rule 504(b)(1)(iii) .... [19182]
- Rule 505 .... [19183]
- Rule 506 .... [19184]
- Securities Act Section 4(5) .... [19185]
- Investment Company Act Section 3(c) .... [19186]
- Other......................... [19187]

E. Type(s) of Securities Offered (Select all that apply):

- Equity........................... [11494]
- Debt .... [19190]
- Option, Warrant or Other Right to Acquire Another Security .... [19191]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [19192]
- Pooled Investment Fund Interests ..... [19193]
- Tenant-in-Common Securities .... [19194]
- Mineral Property Securities .... [19195]
- Other .... [19196]

F. Minimum Investment accepted from any outside investor: .... $ ____ [11495]

G. Total Offering Amount in dollars: .... $ ____ [11496]

or check "Indefinite" .... Indefinite [11497]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____ [11498]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____ [11499]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____ [11500]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ____ [11501]

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

March 11, 2016

VIA FEDERAL EXPRESS

SEC HEADQUARTERS
Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549
Attention: Broker Dealer Department

Re: Chilian Partners, L.P.
SEC File No. 8-42750
Audit at 12/31/15

Gentlemen:

Enclosed herewith are:

1. Two copies of the Focus Form X-17A-5 Part III, together with the annual audited report for the year ended December 31, 2015 and copies of the SIPC 7 Form.

The filing deadline for the audit report was extended 10 days to March 14, 2016.

Kindly acknowledge receipt hereof by signing the duplicate copy of this letter and returning it in the envelope provided.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, P.C.



Sidney W. Azriliant

SWA:la
Enclosures
2 copies of complete reports
cc: Chilian Partners, LP